UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, DC 20549

SCHEDULE 14D-9

(Rule 14d-101)

SOLICITATION/RECOMMENDATION STATEMENT

UNDER SECTION 14(d)(4) OF THE SECURITIES EXCHANGE ACT OF 1934

(Amendment No. 7)

CON-WAY INC.

(Name of Subject Company)

CON-WAY INC.

(Name of Persons Filing Statement)

COMMON STOCK, PAR VALUE $0.625 PER SHARE

(Title of Class of Securities)

205944101

(CUSIP Number of Class of Securities)

Gordon E. Devens

Senior Vice President, General Counsel and Secretary

XPO Logistics, Inc.

Five Greenwich Office Park

Greenwich, CT 06831

Telephone (855) 976-4636

(Name, Address and Telephone Number of Person Authorized to Receive Notices and

Communications on Behalf of the Person Filing Statement)

COPIES TO:

Adam O. Emmerich

Wachtell, Lipton, Rosen & Katz

51 West 52nd Street

New York, NY 10019

Telephone (212) 403-1000

☐	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

This Amendment No. 7 (this “Amendment”) to Schedule 14D-9 amends and supplements the Solicitation/Recommendation Statement on Schedule 14D-9 (as amended from time to time, the “Schedule 14D-9”) originally filed by Con-way Inc., a Delaware corporation (“Con-way”), with the Securities and Exchange Commission (the “SEC”) on September 22, 2015, relating to the tender offer by Canada Merger Corp., a Delaware corporation (“Purchaser”) and a wholly owned subsidiary of XPO Logistics, Inc., a Delaware corporation (“XPO” or “Parent”), to purchase any and all of the shares of Con-way’s common stock, par value $0.625 per share, net to the seller in cash, without interest, but subject to any required withholding of taxes, upon the terms and subject to the conditions set forth in the Offer to Purchase, dated September 15, 2015, and the related Letter of Transmittal, copies of which are attached as Exhibits (a)(1)(A) and (a)(1)(B), respectively, to the Tender Offer Statement on Schedule TO filed by Parent and Purchaser with the SEC on September 15, 2015.

Except as otherwise set forth below, the information set forth in the Schedule 14D-9 remains unchanged and is incorporated herein by reference as relevant to the items in this Amendment. Capitalized terms used but not defined herein have the meanings ascribed to them in the Schedule 14D-9.

Item 8.	Additional Information.

Item 8 of the Schedule 14D-9 is hereby amended and supplemented by inserting the following heading and paragraphs immediately before the heading “Cautionary Statement Regarding Forward-Looking Statements” on page 44 of the Schedule 14D-9:

“Final Results of the Offer and Completion of the Merger.

The Offer and withdrawal rights expired as scheduled at 12:01 a.m., New York City time, on October 30, 2015. Computershare Trust Company, N.A., the depository for the Offer, has advised that, as of that time, 46,150,072 Shares had been validly tendered into the Offer and not validly withdrawn, representing approximately 81.1% of the Shares. In addition, Notices of Guaranteed Delivery had been delivered for 1,793,225 Shares, representing approximately 3.2% of the outstanding Shares. The number of Shares validly tendered into the Offer and not validly withdrawn satisfied the Minimum Condition. All conditions to the Offer having been satisfied, Purchaser has accepted for payment all Shares that were validly tendered into the Offer and not validly withdrawn.

On October 30, 2015, the Merger was consummated pursuant to the terms of the Merger Agreement and in accordance with Section 251(h) of the DGCL. As a result of the Merger, each Share issued and outstanding immediately prior to the Effective Time (other than (i) Shares that are owned by any direct or indirect wholly-owned subsidiary of the Company or by Parent, Purchaser or any other direct or indirect wholly-owned subsidiary of Parent and not, in each case, held on behalf of third parties, and (ii) Shares held by stockholders, if any, who are entitled to appraisal rights under Section 262 of the DGCL and who have complied in all respects with all of the provisions of the DGCL relevant to the exercise and perfection of dissenters’ rights concerning such Shares) was automatically converted into the right to receive the Merger Consideration, less any applicable withholding taxes, and all such Shares were cancelled and ceased to exist.

Parent intends to cause all Shares to be delisted from the Nasdaq Stock Market and deregistered under the Exchange Act.”

SIGNATURE

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

CON-WAY INC.

By:	/s/ Gordon Devens
Gordon Devens
Vice President and Secretary

Dated: October 30, 2015